                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                    For fiscal year ended December 31, 2002

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                           For the transition period

                         COMMISSION FILE NUMBER: 1-5424

A. Full title of the plan and address of the plan if different from that of the issuer named below:

           Atlantic Southeast Airlines, Inc. Investment Savings Plan
                       Atlantic Southeast Airlines, Inc.
                    100 Hartsfield Centre Parkway, Suite 800
                             Atlanta, Georgia 30320

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Delta Air Lines, Inc.
                        Hartsfield International Airport
                             Atlanta, Georgia 30320

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedule


            Year ended December 31, 2002 and as of December 31, 2001



                                    CONTENTS

Report of Independent Auditors...........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4

Supplemental Schedule

Schedule of Assets (Held at End of Year).................................................................9

                         [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

Plan Administrator
Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

May 23, 2003
Atlanta, GA

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

                Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                             ----------------------------------
                                                2002                   2001
                                             -----------            -----------

ASSETS
Investments, at fair value                   $51,480,220            $53,048,172

Contributions receivable:
   Employer                                    2,755,231              2,228,965
   Participant                                   270,754                226,505
                                             -----------            -----------
                                               3,025,985              2,455,470
                                             -----------            -----------
Net assets available for benefits            $54,506,205            $55,503,642
                                             ===========            ===========


See accompanying notes.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions to net assets attributed to:
   Contributions:
     Employer                                                                     $  2,755,231
     Participant                                                                     8,599,943
                                                                                  ------------
                                                                                    11,355,174

Investment income:
   Dividends                                                                           668,352
   Interest                                                                            100,728
                                                                                  ------------
                                                                                       769,080
                                                                                  ------------
Total                                                                               12,124,254

Deductions from net assets attributed to:
   Net depreciation in fair value of investments                                   (11,337,971)
   Distributions to participants                                                    (1,205,946)
   Transfers to related plan                                                          (525,032)
   Administrative expenses                                                             (52,742)
                                                                                  ------------
Total                                                                              (13,121,691)
                                                                                  ------------

Net decrease in net assets available for benefits                                     (997,437)
Net assets available for benefits:
   Beginning of year                                                                55,503,642
                                                                                  ------------
   End of year                                                                    $ 54,506,205
                                                                                  ============


See accompanying notes.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

                         Notes to Financial Statements

                               December 31, 2002


1.       DESCRIPTION OF PLAN

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Atlantic Southeast Airlines, Inc. (the "Company"). Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment. The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1. Eligible employees must be employed on December 31 to receive a matching contribution for the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company uses Delta Air Lines, Inc. ("Delta") common stock as an investment option in the Plan. Atlantic Southeast Airlines, Inc. is a wholly-owned subsidiary of Delta.

CONTRIBUTIONS

Participants are able to contribute up to 25% of pretax annual compensation, as defined by the Plan. Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may, in its sole discretion, make matching contributions up to 6% of a participant's eligible compensation, as defined by the Plan. Based on years of service for participants, matching contributions range from 20% to 75%, regardless of the date of participation.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

1.       DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Forfeitures of terminated participants' nonvested accounts are used to reduce future matching contributions of the Company. The Company used approximately $15,000 of forfeitures to reduce employer matching contributions during the year ended December 31, 2002.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results. The allocations are based on participant earnings or account balances, as defined. A quarterly recordkeeping fee is charged to each participant's account.

VESTING

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until fully vesting after six years of service.

PAYMENT OF BENEFITS

Upon termination, participants may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period. The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

PARTICIPANTS LOANS

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances. Loan terms range from 1 - 5 years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

1.       DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, each participant's account will become fully vested.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are presented on the accrual basis.

VALUATION OF INVESTMENTS

Mutual funds and common stock are stated at fair value based on the quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

ADMINISTRATIVE EXPENSES

The Company paid certain administrative expenses of the Plan.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

3.       INVESTMENTS

During the year ended December 31, 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:


Net depreciation in fair value of investments:
     Delta Air Lines, Inc. Common Stock                   $ 2,555,049
     Mutual Funds                                           8,782,922
                                                          -----------
                                                          $11,337,971
                                                          ===========

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:


                                                       DECEMBER 31
                                            ----------------------------------
                                               2002                   2001
                                            -----------            -----------

American Century Investments:
   Ultra Fund                               $16,208,190            $20,442,311
   Premium Capital Reserve Fund               7,843,676              7,586,582
   International Growth Fund                  3,043,475              3,514,342
   Equity Income Fund                         5,551,856              4,717,855
   Equity Index Fund                          6,621,612              7,705,755
   Value Fund                                 2,781,075                      *
Delta Air Lines, Inc Common Stock             4,467,902                      *

*        Less than 5%.

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

4.       TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased 314,446 shares of Delta common stock with a fair value of $4,918,740 during the year ended December 31, 2002. The Plan sold 39,694 shares of Delta common stock for proceeds of $660,732, resulting in a loss of $323,531 during the year ended December 31, 2002.

The Plan held 369,248 and 94,496 shares of Delta common stock with a fair value of $4,467,902 and $2,764,943 as of December 31, 2002 and 2001, respectively.

Certain Plan investments are mutual funds managed by American Century. American Century is the Plan's recordkeeper and therefore, these transactions qualify as party-in-interest.

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.       TRANSFERS TO RELATED PLAN

Participants who terminate employment with the Company to begin employment for Delta are not permitted to take a distribution of their account balance, but may elect to sell their investments in the Plan and transfer the proceeds to the Delta Family-Care Savings Plan (the "Delta Plan"). In connections with such terminations, the Plan transferred approximately $525,000 to the Delta Plan during 2002.

                             Supplemental Schedule

           Atlantic Southeast Airlines, Inc. Investment Savings Plan

                         EIN: 58-1354495 Plan No.: 001
                              Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                               December 31, 2002


                                                               (C)
                       (B)                   DESCRIPTION OF INVESTMENT INCLUDING MATURITY                   (E)
           IDENTITY OF ISSUE, BORROWER,          DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
 (A)         LESSOR OR SIMILAR PARTY                 PAR, OR MATURITY VALUE                                VALUE
----------------------------------------------------------------------------------------------------------------------

  *       American Century Investments          Premium Capital Reserve Fund                             $ 7,843,676

  *       American Century Investments          Short-Term Government Fund                                 2,147,018

  *       American Century Investments          Balanced Fund                                              1,470,465

  *       American Century Investments          Equity Index Fund                                          6,621,612

  *       American Century Investments          Equity Income Fund                                         5,551,856

  *       American Century Investments          International Growth Fund                                  3,043,475

  *       American Century Investments          Ultra Fund                                                16,208,190

  *       American Century Investments          Value Fund                                                 2,781,075

  *       Delta Air Lines, Inc.                 Common Stock                                               4,467,902

  *       Chase Manhattan Bank                  Money Market Fund                                              9,908

  *       Participant Loans                     Interest rates from 7.45% to 9.1%
                                                Maturing through 2008                                      1,335,043
                                                                                                         -----------
                                                                                                         $51,480,220
                                                                                                         ===========

*        Indicates a party-in-interest to the Plan.

Note: Column (d) cost information is not applicable for participant directed investments.

                                 Exhibit Index


EX-23     Consent of Ernst & Young LLP

Ex-99     Section 906 Certification pursuant to 18 U.S.C. Section 1350

                                   SIGNATURES

                                    THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT PLAN



                                                  /s/  Charles J. Thibaudeau
                                                  ----------------------------
                                                  By:  Charles J. Thibaudeau
                                                       Plan Administrator

Date: June 25, 2003